Exhibit 17.1

April 29, 2015

Board of Directors

Cleveland BioLabs, Inc.

73 High Street

Buffalo, New York USA 14203

I, Elena Kasimova, hereby resign as a member of the Board of Directors of Cleveland BioLabs, Inc., a Delaware corporation (the “Company”), including as a member of any committees or subcommittees of said Board of Directors, subject to and effective as of the “Closing” as such term is defined in that certain Master Purchase Agreement by and among the Company, Mikhail Mogutov, an individual, and Incuron LLC, a limited liability company formed under the laws of the Russian Federation (the “Effective Time”).

I hereby acknowledge (i) that my resignation constitutes a termination under Section 11 of that certain Stock Option Agreement (the “Option Agreement”) by and between myself and the Company dated as of January 27, 2015 and (ii) that any unvested or unexercisable Options (as such term is defined in the Option Agreement) under the Option Agreement shall automatically terminate as of the Effective Time in accordance with Section 11 of the Option Agreement.

In consideration for $1.00, the receipt of which is hereby acknowledged, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, I hereby waive any and all rights to any compensation due to me as a result of my position on the Board of Directors of the Company.

/s/ Elena Kasimova
Elena Kasimova